UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: ALLIANZGI GLOBAL EQUITY & CONVERTIBLE INCOME FUND (the “Fund”)

3.	Securities and Exchange Commission File No. 811-22067

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1633 Broadway
New York, New York 10019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas J. Fuccillo	David C. Sullivan, Esq.
Allianz Global Investors Fund Management LLC	Ropes & Gray LLP
1633 Broadway	800 Boylston Street
New York, NY 100019	Boston, MA 02199
(212) 739-3222; or,	(617) 951-7362

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

(a)	Allianz Global Investors Fund Management LLC (“AGIFM”), 1633 Broadway, New York, New York 10019, Tel: (212) 739-3000; (records relating to its function as investment adviser).

(b)	Allianz Global Investors U.S. LLC, 1633 Broadway, New York, New York 10019, Tel: (212) 739-3000; (records relating to its function as sub-adviser)

(c)	Brown Brothers Harriman & Co. 40 Water Street, Boston, Massachusetts 02109, Tel: (617) 742-1818 (records relating to its function as custodian & accounting agent).

(d)	American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, Tel: (800) 254-5197 (records relating to its function as transfer agent).

8.	Classification of Fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the Fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Allianz Global Investors Fund Management LLC

1633 Broadway

New York, New York 10019

Allianz Global Investors U.S. LLC (formerly Allianz Global Investors Capital LLC)

1633 Broadway

New York, New York 10019

Nicholas-Applegate Capital Management LLC (through August 25, 2010)

600 West Broadway, 30th Floor

San Diego, California 92101

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund’s contracts with those underwriters have been terminated:

None.

13.	If the Fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                            ☐    No

If Yes, state the date on which the board vote took place: September 24, 2013

If No, explain:

(b)	Did the Fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

☒ Yes                            ☐    No

If Yes, state the date on which the shareholder vote took place: January 14, 2014

If No, explain:

II.	Distributions to Shareholders

16.	Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the Fund made those distributions:

January 27, 2014

(b)	Were the distributions made on the basis of net assets?

☒ Yes                            ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Merger, AllianzGI Equity & Convertible Income Fund (the “Surviving Fund”) acquired all of the assets and assumed all of the liabilities of the Fund and the Fund’s outstanding common shares were exchanged for newly-issued common shares of the Surviving Fund. The aggregate net asset value of the Surviving Fund’s common shares received by the Fund’s common shareholders in the Merger was equal to the aggregate net asset value of their holdings of the Fund’s common shares as determined at the close of business on January 24, 2014, less the applicable cost of the Merger (although the Fund’s common shareholders may have received cash for their fractional common shares).

The Fund’s net asset value (“NAV”) per common share as of January 24, 2014 was $16.80705. The Surviving Fund’s NAV per common share as of January 24, 2014 was $21.82961. The conversion ratio was 0.76991984, which is the quotient of the Fund’s NAV per common share divided by the Surviving Fund’s NAV per common share.

(e)	Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐ Yes                            ☐    No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the Fund issued senior securities?

☐	Yes ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

Not applicable.

18.	Has the Fund distributed all of its assets to the Fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the Fund have as of the date this form is filed? [ ]

(b)	Describe the relationship of each remaining shareholder to the Fund: [ ]

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $200,000

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately):

Proxy Solicitation and Printing:    Approximately $96,000

Registration Fees:                          Approximately $16,000

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $312,000

(b)	How were those expenses allocated?

The Fund and the Surviving Fund (together, the “Funds”) bore all expenses incurred in connection with the Merger, including, without limitation, the costs of printing, mailing, and soliciting proxies; accounting fees; registration fees of the SEC; and NYSE listing fees, which costs were borne directly by the Fund incurring the expense. Notwithstanding the foregoing, all legal fees and expenses incurred by or on behalf of the Funds in connection with the Merger were allocated equally between AGIFM, on the one hand, and the Funds, on the other hand, such that AGIFM bore 50% of such fees and the Funds together bore 50% of such fees. Such legal fees and expenses allocated to the Fund and the Surviving Fund were further allocated between the two Funds based on the projected relative benefits to each of the Fund and the Surviving Fund of the Merger as determined by AGIFM.

(c)	Who paid those expenses?

The Fund, the Surviving Fund and AGIFM.

(d)	How did the Fund pay for unamortized expenses (if any)?

Not applicable

23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

[            ]

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the Fund surviving the Merger:

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND

(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No. 811-21989

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was attached as Appendix A to the Joint Prospectus/Proxy Statement dated November 26, 2013, which was filed on Form 497 (File No. 333-191818) on November 26, 2013.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AllianzGI Global Equity & Convertible Income Fund (ii) he is President & Chief Executive Officer of AllianzGI Global Equity & Convertible Income Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Julian Sluyters
Julian Sluyters
President & Chief Executive Officer